Exhibit 99.1

FORM 51 – 102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”) 357 Bay Street – Suite 902 Toronto ON M5H 2T7

2.	Date of Material Change

November 16, 2012

3.	News Release

A news release with respect to the material change referred to in this Report was disseminated by Xtra-Gold on November 16, 2012 through the facilities of the Globe newswire disclosure network, a copy of which is attached as Schedule “A”.

4.	Summary of Material Change

Xtra-Gold announced that Proposal 1 authorizing a change of the jurisdiction of incorporation of the Company from Nevada to the British Virgin Islands was approved by more than 99% of the votes cast at the Company's special meeting of stockholders held on November 16, 2012.

5.	Full Description of the Material Change

The material change is described in the news release attached as Schedule “A”.

6.	Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

Not applicable

8.	Executive Officer

Paul Zyla, President and Chief Executive Officer of Xtra-Gold, may be reached at 416 366-4227.

9.	Date of Report

November 19, 2012